December 9, 2008

John Reynolds, Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3561

Re:                          Zumiez Inc. Form 10-K for fiscal year ended February 2, 2008
Filed March 25, 2008
File No. 000-51300

Dear Mr. Reynolds:

On behalf of our client Zumiez Inc. (the “Company”), I am writing in response to the letter from you dated December 5, 2008 to Richard M. Brooks, Chief Executive Officer of the Company, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing for the Company.  For your convenience, the full text of the Staff’s comment is reproduced below together with the Company’s response thereto.

We have been authorized by the Company to deliver its response to the Staff’s comment set forth below.  All responses pertaining to the Company set forth in this letter were prepared by the Company in consultation with K&L Gates LLP.

Below we have reprinted the Staff’s comment in bold italics and set forth our response below.

Form 10-K, Filed on March 25, 2008

Signatures, page 41

1.                                 Please include the signature of your controller or principal accounting officer as required by Form 10-K.  See Instruction D(2)(a) to Form 10-K.  If your Controller or Principal Accounting Officer has signed the Form 10-K, but the signature page does not indicate that the person signing occupies that position, then please confirm that your Controller or Principal Accounting Officer has signed the form and that in future filings you will indicate each capacity in which the officers are signing the report.  See Instruction D(2)(b) to Form 10-K.

RESPONSE:

This is to confirm that Trevor S. Lang, the Company’s Chief Financial Officer and Secretary signed the Form 10-K and that Trevor S. Lang was, and currently is, the acting Principal Accounting Officer of the Company. In all future filings, the Company will indicate the capacity in which each officer is signing the report.

I hereby represent and acknowledge on behalf of the Company to the Staff the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  The Staff comments or changes to disclosure in response to Staff comments in the Company’s filings with the Commission that are reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I respectfully request that the Staff advise the undersigned at (206) 370-8343 of any additional comments that the Staff may have or whether our explanation and proposed undertaking in response to the comment letter satisfy the Staff’s review.

Very truly yours,

K&L GATES LLP

By
/s/ Chris K. Visser

CKV:ckv